UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

Notice to Readers of the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2019

The unaudited condensed consolidated interim financial statements of New Pacific Metals Corp. (the “Company”) for the three and six months ended December 31, 2019 (the “Financial Statements”) have been prepared by management and have not been reviewed by the Company’s independent auditors. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2019 which are available under the Company’s profile on SEDAR at www.sedar.com. The Financial Statements are stated in terms of Canadian dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	December 31, 2019	June 30, 2019
ASSETS
Current Assets
Cash and cash equivalents		$33,620,262	$27,849,961
Bonds	3	8,694,975	10,942,898
Receivables		381,177	259,600
Deposits and prepayments		197,268	142,370
		42,893,682	39,194,829
Non‐current Assets
Reclamation deposits		15,075	15,075
Other tax receivable	4	2,590,017	1,800,713
Equity investments	5	6,187,122	5,110,893
Plant and equipment	6	1,308,938	1,310,803
Mineral property interests	7	86,653,184	76,816,082
TOTAL ASSETS		$139,648,018	$124,248,395

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$1,473,365	$1,621,403
Payable for mineral property acquisition		263,120	394,680
Due to a related party	8	124,032	89,189
		1,860,517	2,105,272
Non‐current liabilities
Payable for mineral property acquisition		‐	263,120
Total Liabilities		1,860,517	2,368,392

Equity
Share capital		166,665,213	150,005,738
Share‐based payment reserve		20,372,551	19,978,062
Accumulated other comprehensive income		2,458,393	3,264,901
Deficit		(51,644,899)	(51,331,013)
Total equity attributable to the equity holders of the Company		137,851,258	121,917,688

Non‐controlling interests	10	(63,757)	(37,685)
Total Equity		137,787,501	121,880,003

TOTAL LIABILITIES AND EQUITY		$139,648,018	$124,248,395

Approved on behalf of the Board:

(Signed) David Kong

Director

(Signed) Rui Feng

Director

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Income (Loss)

(Expressed in Canadian dollars)

		Three Months Ended December 31,		Six Months Ended December 31,
	Notes	2019	2018	2019	2018
Income from investments
Gain (loss) on equity investments	4	$142,178	$150,525	$2,325,805	$(214,432)
Fair value change and interest earned on bonds	3	189,594	(125,677)	111,520	355,162
Dividend income		‐	27,306	‐	27,306
Interest income		7,882	13,772	17,777	15,087
		339,654	65,926	2,455,102	183,123
Operating expenses
Consulting		13,135	‐	38,891	‐
Depreciation		3,525	2,511	5,714	6,052
Filing and listing		144,853	82,179	207,866	85,114
Investor relations		162,263	95,770	440,573	136,319
Professional fees		156,760	17,350	173,905	71,654
Salaries and benefits		625,559	277,600	828,557	459,664
Office and administration		225,882	29,511	349,486	105,361
Share‐based compensation	9(b)	293,156	153,801	589,081	325,831
Loss before other income and expenses		(1,285,479)	(592,796)	(178,971)	(1,006,872)

Other income (expense)
Foreign exchange gain (loss)		(322,879)	1,065,279	(146,537)	720,437
Other income		‐	5,452	‐	6,833
		(322,879)	1,070,731	(146,537)	727,270

Net income (loss)		$(1,608,358)	$477,935	$(325,508)	$(279,602)

Attributable to:
Equity holders of the Company		$(1,599,824)	$473,838	$(313,886)	$(278,745)
Non‐controlling interests	10	(8,534)	4,097	(11,622)	(857)
		$(1,608,358)	$477,935	$(325,508)	$(279,602)

Earnings (loss) per share attributable to the equity holders of the Company
Basic earnings (loss) per share		$(0.01)	$0.00	$(0.00)	$(0.00)
Diluted earnings (loss) per share		$(0.01)	$0.00	$(0.00)	$(0.00)
Weighted average number of common shares ‐ basic		146,089,210	132,859,479	144,349,881	132,671,816
Weighted average number of common shares ‐ diluted		146,089,210	133,984,786	144,349,881	132,671,816

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Three Months Ended December 31,		Six Months Ended December 31,
	Notes	2019	2018	2019	2018

Net income (loss)		$(1,608,358)	$477,935	$(325,508)	$(279,602)
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(1,592,934)	3,682,410	(820,958)	2,283,698
Other comprehensive income (loss), net of taxes		$(1,592,934)	$3,682,410	$(820,958)	$2,283,698

Attributable to:
Equity holders of the Company		$(1,597,219)	$3,640,716	$(806,508)	$2,287,347
Non‐controlling interests	10	4,285	41,694	(14,450)	(3,649)
		$(1,592,934)	$3,682,410	$(820,958)	$2,283,698
Total comprehensive income (loss), net of taxes		$(3,201,292)	$4,160,345	$(1,146,466)	$2,004,096

Attributable to:
Equity holders of the Company		$(3,197,043)	$4,114,554	$(1,120,394)	$2,008,602
Non‐controlling interests		(4,249)	45,791	(26,072)	(4,506)
		$(3,201,292)	$4,160,345	$(1,146,466)	$2,004,096

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Three Months Ended December 31,		Six Months Ended December 31,
	Notes	2019	2018	2019	2018

Operating activities
Net income (loss)		$(1,608,358)	$477,935	$(325,508)	$(279,602)
Add (deduct) items not affecting cash:
Loss (gain) on equity investments	4	(142,178)	(150,525)	(2,325,805)	214,432
Fair value change and interest earned on bonds	3	(189,594)	125,677	(111,520)	(355,162)
Interest income		(7,882)	(13,772)	(17,777)	(15,087)
Depreciation		3,525	2,511	5,714	6,052
Share‐based compensation	9(b)	293,156	153,801	589,081	325,831
Unrealized foreign exchange loss (gain)		322,879	(1,065,279)	146,537	(720,437)
Interest received		7,882	13,772	17,777	15,087
Changes in non‐cash operating working capital	14	(640,745)	598,872	(295,908)	(73,535)
Net cash provided by (used in) operating activities		(1,961,315)	142,992	(2,317,409)	(882,421)

Investing activities
Mineral property interest
Capital expenditures		(3,315,584)	(3,411,057)	(8,098,393)	(6,525,048)
Acquisition of mineral concession		(2,041,480)	‐	(2,436,160)	(657,800)
Plant and equipment
Additions		(21,042)	(17,532)	(64,376)	(63,446)
Bonds
Proceeds on disposals	3	‐	2,945,883	1,978,450	4,134,616
Coupon payments	3	109,747	235,975	333,208	566,219
Equity investments
Acquisition		(4,771,338)	‐	(4,771,338)	‐
Proceeds on disposals	4	787,780	292,913	6,020,914	292,913
Changes in other tax receivable		(284,777)	(339,332)	(816,157)	(730,715)
Net cash used in investing activities		(9,536,694)	(293,150)	(7,853,852)	(2,983,261)

Financing activities
Proceeds from issuance of common shares		15,887,034	‐	16,071,434	148,201
Net cash provided by financing activities		15,887,034	‐	16,071,434	148,201
Effect of exchange rate changes on cash and cash equivalents		(165,319)	263,600	(129,872)	77,695

Increase (decrease) in cash and cash equivalents		4,223,706	113,442	5,770,301	(3,639,786)

Cash and cash equivalents, beginning of the period		29,396,556	10,850,885	27,849,961	14,604,113
Cash and cash equivalents, end of the period		$33,620,262	$10,964,327	$33,620,262	$10,964,327
Supplementary cash flow information	14

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Change in Equity

(Expressed in Canadian dollars, except for share figures)

		Share capital
					Accumulated		Total equity
		Number of		Share‐based	other		attributable to the	Non‐
		common		payment	comprehensive		equity holders of	controlling
	Notes	shares issued	Amount	reserve	income	Deficit	the Company	interests	Total equity
Balance, July 1, 2018		132,349,479	$124,164,312	$23,440,856	$3,987,952	$(48,910,109)	$102,683,011	$147,422	$102,830,433
Options exercised		260,000	216,619	(68,418)	‐	‐	148,201	‐	148,201
Share‐based compensation		‐	‐	325,831	‐	‐	325,831	‐	325,831
Common shares issued to acquire mineral property interest		250,000	395,313	920,287	‐	‐	1,315,600	‐	1,315,600
Net loss		‐	‐	‐	‐	(278,745)	(278,745)	(857)	(279,602)
Currency translation adjustment		‐	‐	‐	2,287,347	‐	2,287,347	(3,649)	2,283,698
Balance, December 31, 2018		132,859,479	$124,776,244	$24,618,556	$6,275,299	$(49,188,854)	$106,481,245	$142,916	$106,624,161
Options exercised		73,333	66,208	(23,875)	‐	‐	42,333	‐	42,333
Warrants exercised		9,500,000	25,163,286	(5,213,286)	‐	‐	19,950,000	‐	19,950,000
Share‐based compensation		‐	‐	596,667	‐	‐	596,667	‐	596,667
Net loss		‐	‐	‐	‐	(2,142,159)	(2,142,159)	(150,994)	(2,293,153)
Currency translation adjustment		‐	‐	‐	(3,010,398)	‐	(3,010,398)	(29,607)	(3,040,005)
Balance, June 30, 2019		142,432,812	$150,005,738	$19,978,062	$3,264,901	$(51,331,013)	$121,917,688	$(37,685)	$121,880,003
Options exercised	9(b)	270,806	365,798	(127,898)	‐	‐	237,900	‐	237,900
Common shares issued through bought deal financing	9(e)	4,312,500	15,833,533	‐	‐	‐	15,833,533	‐	15,833,533
Share‐based compensation	9(b)	‐	‐	982,531	‐	‐	982,531	‐	982,531
Common shares issued to acquire mineral property interest	9(c)	291,000	460,144	(460,144)	‐	‐	‐	‐	‐
Net loss		‐	‐	‐	‐	(313,886)	(313,886)	(11,622)	(325,508)
Currency translation adjustment		‐	‐	‐	(806,508)	‐	(806,508)	(14,450)	(820,958)
Balance, December 31, 2019		147,307,118	$166,665,213	$20,372,551	$2,458,393	$(51,644,899)	$137,851,258	$(63,757)	$137,787,501

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

1. CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia and Canada. The Company is in the stage of exploring and developing its mineral properties and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the TSX Venture Exchange (“TSX‐V”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office, registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2019. These unaudited condensed consolidated interim financial statements follow the same significant accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2019.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis. The Company has a history of losses and no operating revenues from its operations. As at December 31, 2019, the Company had a working capital position of $41,033,165 and sufficient cash resources to meet the Company’s normal exploration and operating needs for, but not limited to, the next 12 months. These unaudited condensed consolidated interim financial statements do not reflect adjustments, which could be material, to the carrying value of assets and liabilities which may be required should the Company be unable to continue as a going concern.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three and six months ended December 31, 2019 were authorized for issue in accordance with a resolution of the Company’s board of directors (the “Board”) dated on February 12, 2020.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns. For non‐wholly‐owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non‐controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to the non‐controlling interests is calculated based on the ownership of the non‐controlling interest shareholders in the subsidiary.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	December 31,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2019	2019	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Granville S.R.L.	Mining company	Bolivia	100%	N/A
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%	RZY
Tagish Lake Gold Corp.	Mining company	Canada	100%	100%	TLG
(i) British Virgin Islands ("BVI")

3. BONDS

The Company acquired bonds issued by other companies from various industries through the open market. These bonds were held to receive coupon interest payments as well as to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for operational or investment needs. The Company accounts for the bonds at fair value at each reporting date.

The continuity of bonds is summarized as follows:

Amount
Balance, July 1, 2018	$18,114,026
Interest earned	882,960
Gain on fair value change	631,809
Coupon payment	(853,076)
Disposition	(7,700,006)
Foreign currency translation impact	(132,815)
Balance, June 30, 2019	$10,942,898
Interest earned	287,219
Loss on fair value change	(175,699)
Coupon payment	(333,208)
Disposition	(1,978,450)
Foreign currency translation impact	(47,785)
Balance, December 31, 2019	$8,694,975

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

4. OTHER TAX RECEIVABLE

Other tax receivable composed of value‐added tax (“VAT”) imposed by the Bolivian government. The Company had VAT outputs through its exploration costs and general expenses incurred in Bolivia. These VAT outputs are deductible against future VAT inputs that will be generated through sales.

5. EQUITY INVESTMENTS

Equity investments represent equity interests of other publicly‐trading or privately‐held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares, preferred shares, and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black‐Scholes pricing model as at the acquisition date as well as at each period end.

The equity investments are summarized as follow:

	December 31, 2019	June 30, 2019
Common or preferred shares
Public companies	$5,259,760	$4,443,963
Private companies	324,700	327,175
Warrants
Public companies	602,662	339,755
	$6,187,122	$5,110,893

The fair values of the warrants were estimated using the Black Scholes options pricing model with the following assumptions:

	December 31, 2019	June 30, 2019
Risk free interest rate	1.68%	1.39%
Expected volatility	125%	130%
Expected life of warrants in years	1.69	2.19

The continuity of equity investments is summarized as follows:

		Accumulated mark‐to‐
		market gain included in net
	Fair value	income
Balance, July 1, 2018	$5,758,627	$3,112,656
Proceeds on disposal	(570,561)	‐
Change in fair value	(77,173)	(77,173)
Balance, June 30, 2019	$5,110,893	$3,035,483
Acquisition	4,771,338	‐
Proceeds on disposal	(6,020,914)	‐
Change in fair value	2,325,805	2,325,805
Balance, December 31, 2019	$6,187,122	$5,361,288

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

6. PLANT AND EQUIPMENT

				Office
	Land and		Motor	equipment and	Computer
Cost	building	Machinery	vehicles	furniture	software	Total
Balance, July 1, 2018	$890,754	$1,316,781	$238,827	$188,342	$126,272	$2,760,976
Additions	833,931	68,060	115,041	44,382	‐	1,061,414
Foreign currency translation impact	(9,450)	(3,573)	(2,934)	(3,358)	(15)	(19,330)
Balance, June 30, 2019	$1,715,235	$1,381,268	$350,934	$229,366	$126,257	$3,803,060
Additions	‐	43,536	‐	20,840	‐	64,376
Foreign currency translation impact	(6,235)	(2,393)	(2,328)	(2,136)	(7)	(13,099)
Balance, December 31, 2019	$1,709,000	$1,422,411	$348,606	$248,070	$126,250	$3,854,337

Accumulated depreciation and amortization
Balance as at July 1, 2018	$(890,754)	$(1,132,264)	$(104,390)	$(161,759)	$(126,223)	$(2,415,390)
Depreciation and amortization	‐	(17,400)	(37,728)	(25,465)	‐	(80,593)
Foreign currency translation impact	‐	409	880	2,424	13	3,726
Balance, June 30, 2019	$(890,754)	$(1,149,255)	$(141,238)	$(184,800)	$(126,210)	$(2,492,257)
Depreciation and amortization	‐	(14,335)	(26,500)	(15,275)	‐	(56,110)
Foreign currency translation impact	‐	520	1,036	1,406	6	2,968
Balance, December 31, 2019	$(890,754)	$(1,163,070)	$(166,702)	$(198,669)	$(126,204)	$(2,545,399)

Carrying amount
Balance, June 30, 2019	$824,481	$232,013	$209,696	$44,566	$47	$1,310,803
Balance, December 31, 2019	$818,246	$259,341	$181,904	$49,401	$46	$1,308,938

7. MINERAL PROPERTY INTERESTS

(a) Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Silver Sand Project is located in the Potosí Department, Bolivia and has an area of approximately 3.17 square kilometres.

The Company has carried out extensive risk exploration drilling programs on its 100% owned Silver Sand Project since its acquisition in 2017. During 2017‐2018 discovery exploration drilling campaign, a total of 195 holes in 55,011.8 metres (“m”) of drilling were completed. During the 2019 drilling campaign, a total of 191 drill holes in 42,607.25m of drilling were completed. From 2017 to the end of 2019, the Company has completed 97,619.05m of drilling in 386 drill holes.

For the three and six months ended December 31, 2019, total expenditures of $3,697,610 and $8,537,035, respectively (three and six months ended December 31, 2018 ‐ $3,413,976 and $6,593,939, respectively) were capitalized under the project for expenditures related to the 2019 drilling campaign, site and camp service and construction, and maintaining a regional office in La Paz, a management team, and workforce for the project.

As part of the Silver Sand Project’s expansion plan, the Company entered into a mining production contract (the “MPC”) in January 2019 with Corporación Minera de Bolivia (“COMIBOL”) to explore and mine the area adjoining the Silver Sand Project. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia. As of today, the MPC has not been ratified nor approved by Plurinational Legislative Assembly of Bolivia.

Page | 9

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

In July 2018, the Company entered into an agreement with private owners to acquire their 100% interest in certain mineral concessions located adjacent to the Silver Sand Project by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares (see note 9 (c)). During Fiscal 2019, cash payments of $657,800 (US$500,000) were paid and 250,000 common shares were issued to the vendors. During the six months ended December 31, 2019, cash payments of $394,680 (US$300,000) were paid and 291,000 common shares were issued to the vendors. Future cash payments of $263,120 (US$200,000) were accrued as payable for mineral property acquisition as at December 31, 2019.

In December 2019, the Company further expanded its Silver Sand land package by acquiring a 100% interest in a Special Temporary Authorization (“ATE”) located immediately to the north of the project by making a one‐time cash payment of $267,720 (US$200,000) to arm’s length private owners. This newly acquired ATE currently consists of six hectares but will total approximately 0.50 square kilometres once it has been consolidated to concessions called “Cuadriculas” and converted to Mining Administrative Contract with Bolivia’s Autoridad Jurisdiccional Administrativa Minera (“AJAM”).

(b) Silverstrike Project

In December 2019, the Company, through its wholly‐owned subsidiary, signed an agreement with an arm’s length private Bolivian corporation (the “Vendor”) to acquire a 98% interest in the Silverstrike project from the Vendor by making a one‐time cash payment of $1,782,270 (US$1,350,000). The Company will cover 100% of the future expenditures of exploration, mining, development and production activities. The agreement has a term of 30 years and renewable for another 15 years without any payment and is subject to an approval by AJAM in Bolivia.

The Silverstrike Project, at an elevation of 4,000 to 4,500 metres (“m”), is located approximately 140 kilometres (“km”) southwest of La Paz, Bolivia or approximately 450 km northwest of the Company’s Silver Sand Project. The Silverstrike Project consists of nine ATEs with an area of approximately 13km² currently in the process of conversion to Mining Administrative Contracts before AJAM. The Vendor has also applied for exploration rights over areas surrounding the Silverstrike Project as part of the transaction.

(c) Tagish Lake Gold Project

The Tagish Lake Gold Project, covering an area of 166 square kilometres, is located in Yukon Territory, Canada, and consists of 1,051 mining claims with three identified gold and gold‐silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

(d) RZY Project

The RZY Project, located in Qinghai, China is an early stage silver‐lead‐zinc exploration project, situated on a high plateau with an average elevation of 5,000 metres above sea level. The RZY Project is located approximately 237 kilometres via paved and gravel roads from the city of Yushu Tibetan Autonomous Prefecture, or 820 kilometres via paved highway from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During the six months ended December 31, 2019, the Company’s subsidiary, Qinghai Found, reached a compensation agreement (the “Agreement”) with the Qinghai Government for the RZY Project. Pursuant to the Agreement, Qinghai Found will surrender its title of the RZY Project to the Qinghai Government after completing certain reclamation works for one‐time cash compensation of $3.8 million (RMB ¥20 million). As of December 31, 2019, the Company completed the reclamation works for a cost of approximately $200,000, and they are currently under review and subject to approval by the Qinghai Government.

Page | 10

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand		Silverstrike		Tagish Lake	RZY Project	Total
Balance, July 1, 2018	$60,374,656	$	‐	$	‐	$4,488,108	$64,862,764
Capitalized exploration expenditures
Drilling and assaying	6,978,112		‐		‐	‐	6,978,112
Project management and support	2,980,841		‐		‐	‐	2,980,841
Camp service	742,163		‐		‐	‐	742,163
Geological surveys	4,170		‐		‐	‐	4,170
Permitting	7,401		‐		‐	‐	7,401
Acquisition of mineral concessions	2,631,200		‐		‐	‐	2,631,200
Other	13,237		‐		‐	‐	13,237
Impairment	‐		‐		‐	(779,823)	(779,823)
Foreign currency impact	(450,362)		‐		‐	(173,621)	(623,983)
Balance, June 30, 2019	$73,281,418	$	‐	$	‐	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	105,961		‐		‐	‐	105,961
Drilling and assaying	5,653,266		‐		‐	‐	5,653,266
Project management and support	2,475,055		5,202		‐	‐	2,480,257
Camp service	232,278		‐		‐	‐	232,278
Camp construction	28,417		‐		‐	‐	28,417
Geological surveys	235		‐		‐	‐	235
Permitting	22,020		‐		‐	‐	22,020
Acquisition of Silverstrike Project	‐		1,782,270		‐	‐	1,782,270
Acquisition of mineral concessions	267,720		‐		‐	‐	267,720
Other	19,803		‐		‐	‐	19,803
Foreign currency impact	(650,118)		(28,974)		‐	(76,033)	(755,125)
Balance, December 31, 2019	$81,436,055		$1,758,498	$	‐	$3,458,631	$86,653,184

8. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non‐interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due to a related party	December 31, 2019	June 30, 2019
Silvercorp Metals Inc.	$124,032	$89,189

Silvercorp Metals Inc. (“Silvercorp”) has two directors and two officers in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. Expenses in services rendered and incurred by Silvercorp on behalf of the Company for the three and six months ended December 31, 2019, the Company were $235,710 and $424,347, respectively (three and six months ended December 31, 2018 ‐ $66,840 and $128,259, respectively).

Page | 11

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

9. SHARE CAPITAL

(a) Share Capital ‐ authorized share capital

Unlimited number of common shares without par value.

(b) Share‐based compensation

The Company has a share‐based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share‐based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3,500,000 shares may be granted in the form of RSUs and no more than 780,000 shares may be granted in the form of PSUs.

For the three and six months ended December 31, 2019, a total of $293,156 and $589,081, respectively (three and six months ended December 31, 2018 ‐ $153,801 and $325,831, respectively) were recorded as share‐based compensation expense.

(i) Stock Options

The continuity schedule of stock options, as at December 31, 2019, is as follows:

		Weighted average
	Number of options	exercise price
Balance, July 1, 2018	4,145,000	0.87
Options granted	2,155,000	2.16
Options exercised	(333,333)	0.57
Options cancelled	(11,667)	0.89
Options expired	(50,000)	0.57
Balance, June 30, 2019	5,905,000	1.36
Options exercised	(270,806)	0.88
Options cancelled	(154,167)	1.85
Balance, December 31, 2019	5,480,027	1.38

Option pricing model requires the input of subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable estimate of the fair value of the Company’s stock options. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the TSX‐V.

Page | 12

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

The following table summarizes information about stock options outstanding as at December 31, 2019:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices	12/31/2019	contractual life (years)	12/31/2019	exercise price
$0.55	1,510,000	1.83	1,510,000	$0.55
1.15	1,730,000	2.58	1,145,001	$1.15
1.57	200,000	2.93	133,333	$1.57
2.15	1,940,027	4.15	310,864	$2.15
2.30	100,000	4.31	16,667	$2.30
0.55 ‐ 2.30	5,480,027	2.97	3,115,865	$0.98

Subsequent to December 31, 2019, a total of 170,400 options with exercise price from $0.55 to $2.30 were exercised for proceeds of $152,387 and 83,333 options with exercise price of $2.30 were cancelled.

(ii) RSUs

The continuity schedule of RSUs, as at December 31, 2019, is as follows:

	Number of shares		Weighted average grant date closing price per share $CAD
Balance, July 1, 2019	‐	$	‐
Granted	1,064,600		4.70
Balance, December 31, 2019	1,064,600		$4.70

During the six months ended December 31, 2019, a total of 1,064,600 RSUs were granted to directors, officers, employees, and consultants of the Company at grant date closing price of CAD$4.70 per share subject to a vesting schedule over a two‐year term with 25% of the RSUs vesting every six months from the date of grant.

(c) Common Shares Issued for Mineral Property Interest

As part of the consideration given to acquire certain mineral concessions located adjacent to the Silver Sand Property (see note 7(a)), the Company agreed to issue a total of 832,000 common shares to the vendors valued at $1,315,600 (US$1,000,000) in 2018. During the six months ended December 31, 2019, 291,000 common shares valued at $460,144 (six months ended December 31, 2018 – 250,000 common shares valued at $395,313) were issued and recorded under share capital. Future issuance of 291,000 shares valued at $460,143 was recorded under share‐based payment reserve.

(e) Bought Deal Financing

On October 25, 2019, the Company successfully closed a bought deal financing underwritten by BMO Capital Markets to issue a total of 4,312,500 common shares at a price of $4.00 per common share for gross proceeds of $17,250,000. The underwriter’s fee and other issuance costs for the transaction were $1,416,467.

Page | 13

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

10. NON‐CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2018	$147,422
Share of net loss	(151,851)
Share of other comprehensive loss	(33,256)
Balance, June 30, 2019	$(37,685)
Share of net loss	(11,622)
Share of other comprehensive loss	(14,450)
Balance, December 31, 2019	$(63,757)

As at December 31, 2019 and June 30, 2019, the non‐controlling interest in the Company’s subsidiary Qinghai Found Mining Co., Ltd. was 18%.

11. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2019 and June 30, 2019 that are not otherwise disclosed. As required by IFRS 7, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

	Fair value as at December 31, 2019
Recurring measurements	Level 1		Level 2		Level 3	Total
Financial Assets
Cash and cash equivalents	$33,620,262	$	‐	$	‐	$33,620,262
Bonds	8,694,975		‐		‐	8,694,975
Common or preferred shares(1)	5,259,760		‐		324,700	5,584,460
Warrants	‐		602,662		‐	602,662

(1) Common shares in private companies are Level 3 financial instruments

	Fair value as at June 30, 2019
Recurring measurements	Level 1		Level 2		Level 3	Total
Financial Assets
Cash and cash equivalents	$27,849,961	$	‐	$	‐	$27,849,961
Bonds	10,942,898		‐		‐	10,942,898
Common shares(1)	4,443,963		‐		327,175	4,771,138
Preferred shares	‐		‐		‐	‐
Warrants	‐		339,755		‐	339,755

(1) Common shares in private companies are Level 3 financial instruments

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2019 and June 30, 2019, respectively.

There were no transfers into or out of Level 3 during the period.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at December 31, 2019, the Company had a working capital position of $41,033,165 and sufficient cash resources to meet the Company’s short‐term financial liabilities and its planned exploration expenditures on the Silver Sand Project and Silverstrike project for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	December 31, 2019		June 30, 2019
	Due within a year	Total	Total
Trade and other payables	$1,473,365	$1,473,365	$1,621,403
Due to a related party	124,032	124,032	89,189
Payable for mineral property acquisition	263,120	263,120	657,800
	$1,860,517	$1,860,517	$2,368,392

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

Page | 15

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

The amounts are expressed in CAD equivalents	December 31, 2019	June 30, 2019
United States dollars	$16,328,256	$17,615,304
Bolivianos	165,153	191,204
Chinese RMB	253,821	191,645
Financial assets in foreign currency	$16,747,230	$17,998,153

United States dollars	$615,046	$1,330,481
Chinese RMB	134,716	4,258
Financial liabilities in foreign currency	$749,762	$1,334,739

As at December 31, 2019, with other variables unchanged, a 1% strengthening (weakening) of the U.S. dollar against the CAD would have increased (decreased) net income by approximately $157,000.

As at December 31, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $1,650.

As at December 31, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,200.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short‐term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2019. The Company also owns bonds that earn coupon payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at December 31, 2019, the Company had a receivables balance of $381,177 (June 30, 2019 ‐ $259,600).

Page | 16

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $619,000.

12. CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal exploration and operating requirement on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its development and exploration mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity. The Board does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s overall strategy with respect to capital risk management remained unchanged during the period. The Company is not subject to any externally imposed capital requirement as at December 31, 2019.

Page | 17

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

13. SEGMENTED INFORMATION

The Company operates in four reportable operating segments, one being the corporate segment; the others being the mining segments focused on safeguarding the value of its exploration and development mineral properties in Bolivia, Canada, and China. These reporting segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker.

(a) Segment information for assets and liabilities are as follows:

	December 31, 2019
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$32,989,490	$524,897	$26,183	$79,692	$33,620,262
Bonds	8,694,975	‐	‐	‐	8,694,975
Equity investments	6,187,122	‐	‐	‐	6,187,122
Plant and equipment	31,714	1,255,250	‐	21,974	1,308,938
Mineral property interests	‐	83,194,553	‐	3,458,631	86,653,184
Other assets	140,533	2,845,483	15,266	182,255	3,183,537
Total Assets	$48,043,834	$87,820,183	$41,449	$3,742,552	$139,648,018

Total Liabilities	$(994,601)	$(618,765)	$(112,435)	$(134,716)	$(1,860,517)

	June 30, 2019
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$27,372,635	$384,332	$29,886	$63,108	$27,849,961
Bonds	10,942,898	‐	‐	‐	10,942,898
Equity investments	5,110,893	‐	‐	‐	5,110,893
Plant and equipment	32,714	1,255,631	‐	22,458	1,310,803
Mineral property interests	‐	73,281,417	‐	3,534,665	76,816,082
Other assets	66,138	1,999,715	15,199	136,706	2,217,758
Total Assets	$43,525,278	$76,921,095	$45,085	$3,756,937	$124,248,395

Total Liabilities	$(921,806)	$(1,330,481)	$(111,847)	$(4,258)	$(2,368,392)

Page | 18

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

(b) Segment information for operating results are as follows:

	Three months ended December 31, 2019
	Corporate		Mining
	Canada and BVI		Bolivia		Canada		China	Total
Gain on equity investments	$142,178	$	‐	$	‐	$	‐	$142,178
Fair value change and interest earned on bonds	189,594		‐		‐		‐	189,594
Interest income	7,817		‐		‐		65	7,882
	339,589		‐		‐		65	339,654
Salaries and benefits	608,990		‐		‐		16,569	625,559
Share‐based compensation	293,156		‐		‐		‐	293,156
Other operating expenses	567,336		‐		108,045		31,037	706,418
Income (loss) before other income and expenses	(1,129,893)		‐		(108,045)		(47,541)	(1,285,479)

Foreign exchange (loss) gain	(323,013)		‐		‐		134	(322,879)
Other income (expense)	15,000		‐		(15,000)		‐	‐
Net loss	$(1,437,906)	$	‐		$(123,045)		$(47,407)	$(1,608,358)

Attributed to:
Equity holders of the Company	$(1,437,906)	$	‐		$(123,045)		$(38,873)	$(1,599,824)
Non‐controlling interests	‐		‐		‐		(8,534)	(8,534)
Net loss	$(1,437,906)	$	‐		$(123,045)		$(47,407)	$(1,608,358)

	Three months ended December 31, 2018
	Corporate		Mining
	Canada and BVI		Bolivia		Canada		China	Total
Gain on equity investments	$150,525	$	‐	$	‐	$	‐	$150,525
Fair value change and interest earned on bonds	(125,677)		‐		‐		‐	(125,677)
Dividend income	27,306		‐		‐		‐	27,306
Interest income	13,693		‐		‐		79	13,772
	65,847		‐		‐		79	65,926
Salaries and benefits	261,784		‐		‐		15,816	277,600
Share‐based compensation	153,801		‐		‐		‐	153,801
Other operating expenses (income)	161,680		(2,402)		102,816		(34,773)	227,321
Loss (income) before other income and expenses	(511,418)		2,402		(102,816)		19,036	(592,796)

Foreign exchange gain	1,061,407		143		‐		3,729	1,065,279
Other income (expense)	15,000		5,452		(15,000)		‐	5,452
Net income (loss)	$564,989		$7,997		$(117,816)		$22,765	$477,935

Attributed to:
Equity holders of the Company	$564,989		$7,997		$(117,816)		$18,668	$473,838
Non‐controlling interests	‐		‐		‐		4,097	4,097
Net income (loss)	$564,989		$7,997		$(117,816)		$22,765	$477,935

Page | 19

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

	Six months ended December 31, 2019
	Corporate		Mining
	Canada and BVI		Bolivia		Canada		China	Total
Gain on equity investments	$2,325,805	$	‐	$	‐	$	‐	$2,325,805
Fair value change and interest earned on bonds	111,520		‐		‐		‐	111,520
Interest income	17,645		‐		‐		132	17,777
	2,454,970		‐		‐		132	2,455,102
Salaries and benefits	795,338		‐		‐		33,219	828,557
Share‐based compensation	589,081		‐		‐		‐	589,081
Other operating expenses	1,072,595		‐		112,230		31,610	1,216,435
Loss before other income and expenses	(2,044)		‐		(112,230)		(64,697)	(178,971)
Foreign exchange gain (loss)	(146,669)		‐		‐		132	(146,537)
Other income (expense)	30,000		‐		(30,000)		‐	‐
Net loss	$(118,713)	$	‐		$(142,230)		$(64,565)	$(325,508)
Attributed to:
Equity holders of the Company	$(118,713)	$	‐		$(142,230)		$(52,943)	$(313,886)
Non‐controlling interests	‐		‐		‐		(11,622)	(11,622)
Net loss	$(118,713)	$	‐		$(142,230)		$(64,565)	$(325,508)

	Six months ended December 31, 2018
	Corporate		Mining
	Canada		Bolivia		Canada		China	Total
Loss on equity investments	$(214,432)	$	‐	$	‐	$	‐	$(214,432)
Fair value change and interest earned on bonds	355,162		‐		‐		‐	355,162
Dividend income	27,306		‐		‐		‐	27,306
Interest income	14,971		‐		‐		116	15,087
	183,007		‐		‐		116	183,123
Salaries and benefits	427,744		‐		‐		31,920	459,664
Share‐based compensation	325,831		‐		‐		‐	325,831
Other operating expenses (income)	297,618		23,702		106,497		(23,317)	404,500
Loss before other income and expenses	(868,186)		(23,702)		(106,497)		(8,487)	(1,006,872)

Foreign exchange loss	716,709		(1)		‐		3,729	720,437
Other income (expense)	30,000		5,452		(28,619)		‐	6,833
Net loss	$(121,477)		$(18,251)		$(135,116)		$(4,758)	$(279,602)

Attributed to:
Equity holders of the Company	$(121,477)		$(18,251)		$(135,116)		$(3,901)	$(278,745)
Non‐controlling interests	‐		‐		‐		(857)	(857)
Net loss	$(121,477)		$(18,251)		$(135,116)		$(4,758)	$(279,602)

14. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non‐cash operating working capital:	Three Months Ended December 31,		Six Months Ended December 31,
	2019	2018	2019	2018
Receivables	$(11,360)	$(40,519)	$(124,855)	$(65,778)
Deposits and prepayments	159,408	101,901	(57,359)	(98,108)
Accounts payable and accrued liabilities	(812,931)	504,016	(148,537)	60,983
Due to a related party	24,138	33,474	34,843	29,368
	$(640,745)	$598,872	$(295,908)	$(73,535)

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